Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED	
			JUNE 30, 2010			
Earnings from continuing operations	$	39,089	$	71,249	$	137,191
Income taxes		19,236		31,731		34,312
Earnings from continuing operations before income taxes	$	58,325	$	102,980	$	171,503
Fixed charges:						
Interest, long-term debt	$	18,163	$	36,360	$	69,496
Interest, other (including interest on short-term debt)		3,728		7,277		18,912
Amortization of debt expense, premium, net		572		1,141		1,830
Portion of rentals representative of an interest factor		106		218		473
Interest of capitalized lease		490		988		2,011
Total fixed charges	$	23,059	$	45,984	$	92,722
Earnings from continuing operations before income taxes	$	58,325	$	102,980	$	171,503
Plus: total fixed charges from above		23,059		45,984		92,722
Earnings from continuing operations before income taxes and fixed charges	$	81,384	$	148,964	$	264,225
Ratio of earnings to fixed charges		3.53 X		3.24 X		2.85 X